	Exhibit 6.1

Earnings per share	December 31,
	2016	2015	2014
Weighted average number of preferred shares outstanding (in shares)	2,759,659,133	2,761,742,636	2,766,171,153
10% right for preferred shares (in shares)	275,965,913	276,174,264	276,617,115
Adjusted weighted average number of preferred shares outstanding (in shares) for EPS calculation	3,035,625,046	3,037,916,900	3,042,788,268
Weighted average number of common shares outstanding (in shares)	2,772,719,242	2,772,869,466	2,772,974,845
Total weighted average number of shares outstanding (in shares) (A)	5,808,344,288	5,810,786,366	5,815,763,113
Net income attributable to controlling shareholders (in thousands of reais) (B)	R$ 17,894,249	R$ 18,132,906	R$ 15,314,943
EPS for common shares (B)/(A) = (C)	R$ 3.08	R$ 3.12	R$ 2.63
EPS for preferred shares (C) +10%	R$ 3.39	R$ 3.43	R$ 2.90